

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

William Zanker
Chief Executive Officer and President
GRIT BXNG At Home, Inc.
9 East 16th Street
New York, NY 10003

**Re: GRIT BXNG At Home, Inc.**
 **Amendment No. 2 to Offering Statement on Form 1-A**
 **Filed February 9, 2021**
 **File No. 024-11392**

Dear Mr. Zanker:

 We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Choice of Forum, page 35

1. Exhibit 3.6 states that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. To the extent that Exhibit 3.6 is intended to limit the forum for claims under the federal securities laws to federal court, please revise your offering circular to state as much. Also, because your federal exclusive forum provision appears to apply to Securities Act claims, please revise your offering circular to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

      Please contact Cara Wirth at (202) 551-7127 or Katherine Bagley at (202) 551-2545 with any questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Trade & Services

cc:     Leslie Marlow